UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Pharmasset, Inc.

(Name of Subject Company)

Pharmasset, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

71715N106

(CUSIP Number of Class of Securities)

P. Schaefer Price

President and Chief Executive Officer

Pharmasset, Inc.

303-A College Road East

Princeton, New Jersey 08540

(609) 613-4100

With copies to:

Matthew G. Hurd

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Pharmasset, Inc., a Delaware corporation (the “Company”) on December 6, 2011 and as subsequently amended. The Schedule 14D-9 relates to the tender offer by Royal Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a direct wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Royal Merger Sub II Inc., a Delaware corporation (“Merger Sub II” and together with Gilead and Merger Sub, the “Offerors”) and an indirect wholly-owned subsidiary of Gilead, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a purchase price of $137.00 per Share (the “Offer Price”), net to the seller in cash but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, originally filed by the Offerors with the SEC on December 6, 2011 and as subsequently amended. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively, and are incorporated by reference therein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

I.	Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger Agreement on Equity Awards — Treatment of Company Stock Options” is hereby amended by:

(1)

Deleting the clause “and the five non-employee directors (as a group), $21.4 million in the aggregate based on the cash-out of 206,250 unvested Company Options” in the 1st sentence of the 2nd paragraph thereof and inserting the following clause:

“William J. Carney, $4.3 million in the aggregate, based on the cash-out of 41,250 unvested Company Options; Herbert J. Conrad, $4.3 million in the aggregate, based on the cash-out of 41,250 unvested Company Options; Elliot F. Hahn, $4.3 million in the aggregate, based on the cash-out of 41,250 unvested Company Options; Michael K. Inouye, $4.3 million in the aggregate, based on the cash-out of 41,250 unvested Company Options; and Robert F. Williamson III, $4.3 million in the aggregate, based on the cash-out of 41,250 unvested Company Options.”

II.	Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger Agreement on Equity Awards — Treatment of Company Restricted Shares” is hereby amended by:

(2)	Amending and restating the 2nd paragraph thereof as follows:

“Based upon holdings of Company Restricted Shares as of December 1, 2011, the estimated consideration that the Company’s five non-employee directors would receive is as follows: William J. Carney, $2.3 million in the aggregate, based on the cash-out of 17,000 Company Restricted Shares; Herbert J. Conrad, $2.3 million in the aggregate, based on the cash-out of 17,000 Company Restricted Shares; Elliot F. Hahn, $2.3 million in the aggregate, based on the cash-out of 17,000 Company Restricted Shares; Michael K. Inouye, $2.3 million in the aggregate, based on the cash-out of 17,000 Company Restricted Shares; and Robert F. Williamson III, $1.0 million in the aggregate, based on the cash-out of 7,000 Company Restricted Shares. These amounts include 1,000 Company Restricted Shares issued to each non-employee director in respect of the Company’s 2012 fiscal year. None of the Company’s executive officers (including Mr. Price, who is also a member of the Board) held any Company Restricted Shares of December 1, 2011.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

III.	Item 4 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation — Background of the Offer” is hereby amended by:

(3)	Inserting the following sentence at the end of the 1st paragraph thereof:

“In the ordinary course of business, the Company’s senior management has meetings and discussions with senior management of other pharmaceutical companies.”

(4)	Amending and restating the 2nd paragraph thereof as follows:

“In September 2010, the Company received an unsolicited, non-binding, written acquisition proposal to acquire all outstanding Shares at a purchase price of $35.00 to $38.00 per Share (or $17.50 to $19.00 per Share after giving effect to the Company’s two-for-one stock split effective September 1, 2011) in cash from a company codenamed Party A. Following careful consideration, the Board determined that Party A’s proposal did not reflect the value inherent in the Company’s future prospects, and therefore the Board determined to reject Party A’s proposal and not to solicit other business combination proposals at that time. As a result of the receipt of this unsolicited proposal and to facilitate the Board’s evaluation from time to time of potential future strategic alternatives and various potential acquirors, the Board engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) as the Company’s financial advisor.”

(5)	Amending and restating the 4th paragraph thereof as follows:

“On June 20, 2011, P. Schaefer Price, the Company’s President and Chief Executive Officer and a director of the Company, and John C. Martin, Ph.D., Gilead’s Chief Executive Officer and the Chairman of Gilead’s board of directors, met at the request of Dr. Martin near the Company’s headquarters in New Jersey to discuss their respective companies, recent advances in the treatment of the hepatitis C virus (“HCV”) and the Company’s product pipeline.”

(6)	Amending and restating the 5th paragraph thereof as follows:

“On July 29, 2011, Dr. Martin contacted Mr. Price to inform him that he was planning a trip to the East Coast in early August and would like to schedule another such meeting for that time. The parties scheduled a meeting for September 2, 2011.”

(7)	Amending and restating the 6th paragraph thereof as follows:

“On September 2, 2011, Mr. Price met Dr. Martin and John F. Milligan, Ph.D., the President and Chief Operating Officer of Gilead, joined at Dr. Martin’s request in Princeton, New Jersey. At the end of the meeting, in which the participants discussed various strategic and operational aspects of developing and marketing antiviral drugs, Dr. Milligan informed Mr. Price that Gilead was interested in pursuing an acquisition of the Company and, after the meeting, provided Mr. Price with a letter incorporating a proposal (the “September 2 Gilead Proposal”) pursuant to which Gilead would acquire all of the outstanding Shares for a purchase price of $100.00 per Share in cash, which represented a premium of approximately 55.8% to the Company’s closing price on September 2, 2011, 64% to the Company’s average closing price for the previous thirty days and 46.0% to the Company’s all-time high closing price. That day, Mr. Price informed Morgan Stanley, Herbert J. Conrad (Chairman of the Board) and Robert F. Williamson III (member of the Board and chairman of the audit and compensation committees of the Board) about the September 2 Gilead Proposal, and the Board met telephonically on September 6, 2011 to discuss Gilead’s letter and its contents.”

(8)	Inserting the following sentence immediately after the 3rd sentence of the 10th paragraph thereof:

“In its evaluation of the September 2 Gilead Proposal, the Board considered, among other factors, Morgan Stanley’s preliminary indicative analyses of the September 2 Gilead Proposal and the fact that the Company expected to present information and data at the upcoming American Association for the Study of Liver Diseases (the “AASLD”) conference in San Francisco, California on November 4 to November 8, 2011, which was expected to provide important information to holders of Shares and other investors regarding the timing and product attributes of the Company’s lead product (PSI-7977).”

(9)	Amending and restating the 3rd sentence of the 11th paragraph thereof as follows:

“In addition, Mr. Price noted that the Company expected to present important information at the AASLD conference.”

(10)	Inserting the following sentence at the end of the 13th paragraph thereof:

“At the meeting, a member of Gilead’s senior management indicated a willingness to consider a business combination transaction that included stock of Gilead as consideration.”

(11)	Amending and restating the 16th paragraph thereof as follows:

“On October 11, 2011, the Board convened a meeting in New York. Representatives of Morgan Stanley compared the economic terms of the September 2 Gilead Proposal and the October 7 Gilead Proposal and summarized Morgan Stanley’s preliminary indicative analyses of the October 7 Gilead Proposal using various analytic methodologies. The directors also discussed various operating scenarios and management commercialization forecasts for the Company. The Morgan Stanley representatives and a Sullivan & Cromwell partner presented certain hypothetical responses that the Company could make to Gilead and discussed the potential risks and benefits of conducting a process of inviting indications of interest with respect to a potential business combination involving the Company, and the Morgan Stanley representatives discussed potential participants in such a process. The directors discussed the risks and benefits of conducting a process and the desirability of including various specified parties in such a process. Factors considered by the Board included the parties’ ability to pay for the Shares in cash and/or finance a transaction, the parties’ strategic interests in HCV therapeutics, the parties’ ability to move quickly and efficiently in a process, particularly in light of the uncertain macroeconomic environment and financial market volatility, the Board’s desire to maintain confidentiality in any process, the Company’s limited ability, as an 80-employee company, to efficiently manage the due diligence inquiries of numerous global pharmaceutical companies at once, the information that the Company expected to present at the AASLD conference, and the Board’s desire to avoid a distraction of executive and managerial resources from the Company’s ongoing operations at a critical stage of the Company’s development. After an extensive discussion, and after consultation with the Company’s legal and financial advisors, the Board determined that the Company should continue discussions with Gilead concerning its proposal, while simultaneously commencing a process in which three additional parties, Party A and companies codenamed Party B and Party C, would be invited to participate. The Board selected Party A, Party B and Party C, each of which demonstrated a strategic commitment to the field of HCV and had the desire and ability to complete a transaction at the indicated offering level, based on the Board’s consideration of potential participants, including its analysis of the factors described in the second preceding sentence. The Board determined that any acquisition proposals resulting from such process should be expressed in terms of cash consideration only. The Board instructed Morgan Stanley to contact those parties.”

(12)	Inserting the following sentence immediately prior to the last sentence of the 19th paragraph thereof:

“The Company selected Party D based on, among other factors, certain newly-available public information about Party D suggesting that it may have greater strategic interest in HCV therapeutics than previously believed.”

(13)	Amending and restating the 2nd sentence of the 21st paragraph thereof as follows:

“Ultimately, Party B indicated that it was unwilling to enter into a confidentiality agreement similar to those entered into by other participants in the process, which included customary “standstill” provisions.”

(14)	Amending and restating the 1st sentence of the 22nd paragraph thereof as follows:

“During the last week of October and the first two weeks of November 2011, representatives of the Company, Morgan Stanley and Sullivan & Cromwell had numerous consultations and communications with representatives of Gilead, Party A and Party C, together with certain of their respective outside legal counsel, concerning the Company and its affairs, including information that the Company expected to present at the AASLD conference.”

(15)	Amending and restating the 2nd sentence of the 25th paragraph thereof as follows:

“Mr. Price noted certain informal feedback received by the Company following its recent data presentations at the AASLD conference, which reflected a generally positive industry reaction to the Company’s presentations despite a declining Share price.”

IV.	Item 4 of the Schedule 14D-9 under the heading “Reasons for Recommendation —Offer Price” is hereby amended by:

(16)	Inserting the following bullet point immediately after the third bullet point thereof:

•

“the fact that the Company had presented important information at the AASLD conference, and holders of Shares and other investors had been afforded sufficient time to react to the disclosure of such information;”

V.	Item 4 of the Schedule 14D-9 is hereby amended by:

(17)	Inserting the following paragraphs and table immediately prior to the heading “Opinion of the Company’s Financial Advisor”:

“Certain Revenue and Cash Flow Analyses.

In connection with the review of a possible merger, sale or other strategic business combination involving the Company, certain cash flow analyses were used in the discounted cash flow analysis described below under “Opinion of the Company’s Financial Advisor — Discounted Cash Flow Analysis.”

The total annual revenues derived from the forecast models described below under “Opinion of the Company’s Financial Advisor” and “Item 8. Additional Information — Certain Commercialization Forecasts” are shown in the table below. In light of the possible deviation from such forecast models, free cash flow forecasts were derived by reducing the total annual revenues represented in such forecast models by RG7128, PSI-7977 and PSI-938 by 23%, 23% and 66%, respectively, and by applying certain other financial, operating and commercial assumptions. Such free cash flow forecasts are also set forth in the table below.

Year	Management Case(1)(2)		Illustrative Downside Case(1)		Illustrative Upside Case(1)
	Total Revenue	Free Cash Flow	Total Revenue	Free Cash Flow	Total Revenue	Free Cash Flow
2012	15	(136)	15	(136)	15	(136)
2013	0	(250)	0	(250)	0	(249)
2014	526	78	146	(168)	2,213	869
2015	4,029	1,436	1,325	609	6,073	1,859
2016	8,126	2,578	4,011	1,275	9,913	2,939
2017	8,218	2,502	6,534	1,963	10,295	3,043
2018	7,458	2,209	7,197	2,138	8,587	2,598
2019	6,965	1,936	7,023	1,950	7,944	2,242
2020	6,726	1,709	6,715	1,710	7,499	1,954
2021	6,326	1,515	6,259	1,496	6,926	1,705
2022	5,843	1,342	5,733	1,307	6,301	1,486
2023	5,323	1,189	5,157	1,133	5,662	1,294
2024	4,891	1,052	4,700	988	5,132	1,126
2025	4,494	922	4,302	859	4,652	970
2026	4,494	901	4,302	837	4,652	945
2027	4,494	901	4,302	837	4,652	945
2028	4,494	901	4,302	837	4,652	945
2029	4,494	901	4,302	837	4,652	945
2030	4,494	901	4,302	837	4,652	945

(1)	In $ millions
(2)	Assumes cost of equity of 8.0% and equity offerings in 2012 and 2013 of $360 million and $100 million, respectively.

No assurances can be given that any of the foregoing revenue and cash flow analyses will accurately reflect future conditions. In addition, the foregoing revenue and cash flow analyses reflect numerous assumptions and estimates as to future events made at the time when they were prepared. Holders of Shares are urged to review the Company’s most recent SEC filings for a description of the reported results of operations, financial condition and capital resources during the Company’s most recent fiscal year.

Additional Cautionary Statements about the Revenue and Cash Flow Analyses.

Modeling and forecasting the future revenues and cash flows to be derived from clinical stage product candidates is a highly speculative endeavor. In addition to the various limitations described below in “— Initial Forecasts” and “— Updated Forecast,” there can also be no assurance that the Company will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may commercialize. Since the foregoing revenue and cash flow analyses cover multiple years, such analyses by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s product candidates. Holders of Shares are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See also “Cautionary Statement Regarding Forward-Looking Information” below. None of the foregoing revenue and cash flow analyses was prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Readers of this Schedule 14D-9 are cautioned not to rely on any of the foregoing revenue and cash flow analyses. No representation or warranty is or has been made to Gilead, Merger Sub or holders of Shares by the Company or any other person regarding the information included in the foregoing revenue and cash flow analyses, the results of the Company’s clinical trials, the efficacy or marketability of the Company’s product candidates or the overall future performance of the Company. The inclusion of the foregoing revenue and cash flow analyses in this Schedule 14D-9 should not be regarded as an indication that such revenue and cash flow analyses will be predictive of actual future events nor construed as financial guidance, and they should not be relied on as such.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE ANY OF THE FOREGOING REVENUE AND CASH FLOW ANALYSES TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH REVENUE AND CASH FLOW ANALYSES ARE NO LONGER APPROPRIATE.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including the Minimum Tender Condition; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D 9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Merger Sub. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.pharmasset.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.”

VI.	Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor — Equity Research Analysts’ Future Price Targets” is hereby amended by:

(18)	Amending and restating the 1st sentence of the 1st paragraph thereof as follows:

“Morgan Stanley reviewed and analyzed future public market trading price targets for the Shares prepared and published by 18 equity research analysts covering the Company during the approximately three months prior to November 18, 2011.”

VII.	Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor — Analysis of Precedent Transactions” is hereby amended by:

(19)	Amending and restating the 1st paragraph and the 1st table thereof as follows:

“Analysis of Precedent Transactions. Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the Offer and the Merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for selected biopharmaceutical sector transactions announced since 2005 having a transaction value between $2 billion and $10 billion. The following is a list of the transactions reviewed and the premium observed for each transaction over the closing price of the target company’s stock on the trading day prior to public announcement of the merger agreement (such price, the “Unaffected Price”):

Selected Transactions

Announcement Date	Transaction	Premium
May 2011	Cephalon, Inc. / Teva Pharmaceutical Industries Limited	38.7%
September 2010	Crucell NV / Johnson & Johnson	57.7%
June 2010	Abraxis BioScience, Inc. / Celgene Corporation	17.3%
June 2010	Talecris Biotherapeutics, Inc. / Grifols Therapeutics, Inc.	64.4%
May 2010	OSI Pharmaceuticals, Inc. / Astellas Pharma Inc.	55.3%
September 2009	Sepracor Inc. / Dainippon Sumitomo Pharma Co., Ltd.	27.6%
July 2009	Medarex, Inc. / Bristol-Myers Squibb Company	90.5%
October 2008	ImClone Systems Incorporated / Eli Lilly and Company	50.7%
July 2008	APP Pharmaceuticals, Inc. / Fresenius SE & Co. KGaA	29.1%
April 2008	Millennium Pharmaceuticals, Inc. / Takeda Pharmaceutical Company Limited	64.8%
December 2007	MGI Pharma, Inc. / Eisai Co., Ltd.	38.7%
November 2007	Pharmion Corporation / Celgene Corporation	46.1%
February 2007	New River Pharmaceuticals Inc. / Shire plc	9.7%

November 2006	Kos Pharmaceuticals, Inc. / Abbott Laboratories	55.7%
October 2006	ICOS Corporation / Eli Lilly and Company	18.0%
October 2006	Myogen, Inc. / Gilead Sciences, Inc.	49.7%
December 2005	Abgenix, Inc. / Amgen Inc.	58.6%

                                                                                                                                                                                                     ”

(20)	Deleting the 1st sentence immediately after the 1st table thereof.

VIII.	Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor — Discounted Cash Flow Analysis” is hereby amended by:

(21)	Amending and restating the 1st paragraph thereof as follows:

“Discounted Cash Flow Analysis. Morgan Stanley calculated a range of implied equity values per Share based on a discounted cash flow analysis. A discounted cash flow analysis is designed to provide an implied value of the present value of a company’s future free cash flows, defined as earnings before interest and tax, plus (a) depreciation and amortization, minus (b) taxes (taking into account net operating loss carryforwards), capital expenditures and changes in working capital. Morgan Stanley utilized the Updated Forecast prepared by management of the Company in performing its discounted cash flow analysis (see “Item 8. Additional Information — Certain Commercialization Forecasts”). Morgan Stanley calculated the net present value of estimated free cash flows for the Company for the years 2012 through 2030. These cash flows were discounted to present values as of December 31, 2011 at a range of discount rates, equivalent to Morgan Stanley’s estimation of the Company’s then-current weighted average cost of capital, ranging from 6.5% to 8.5%, from which a range of 7.5% to 8.5% was used for purposes of this analysis based upon Morgan Stanley’s professional judgment.”

IX.	Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor — General” is hereby amended by:

(22)	Amending and restating the last paragraph thereof as follows:

“Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley an aggregate fee of approximately $46 million, of which approximately $11 million was payable upon execution of the Merger Agreement and the balance of which is payable contingent on consummation of the Offer. The Company has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement. In the two years prior to November 20, 2011, Morgan Stanley has provided financing services to Gilead and has received fees in connection with such services of less than $2 million, and Morgan Stanley has provided financial advisory and financing services to the Company, including acting as an underwriter in a public offering of Shares in January 2011, and has received fees in connection with such services of less than $2 million. Morgan Stanley may seek to provide financial advisory and financial services to Gilead and the Company in the future and expects to receive fees for the rendering of these services. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.”

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

X.	Item 5 of the Schedule 14D-9 is hereby amended by:

(23)	Amending and restating the 2nd paragraph thereof as follows:

“On October 13, 2011, the Company retained Sard Verbinnen & Co. LLC (“SVC”) as its communications consultant to provide public and investor relations advice and to prepare communications materials in connection with the Offer and the Merger under customary terms and conditions. The Company has agreed to pay a fee of no less than $50,000, plus reasonable out-of-pocket expenses, to SVC for such services.”

ITEM 8.	ADDITIONAL INFORMATION.

XI.	Item 8 of the Schedule 14D-9 under the heading “Vote Required to Approve the Merger” is hereby amended by:

(24)	Amending and restating the 3rd sentence thereof as follows:

“If Merger Sub holds in the aggregate less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the issued and outstanding Shares to adopt the Merger Agreement will be required under the DGCL to effect the Merger.”

XII.	Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended by:

(25)	Deleting the last sentence thereof.

(26)	Inserting the following paragraphs immediately after the 1st paragraph thereof:

“Following the filing of the Schedule 14D-9 and the Schedule TO on December 6, 2011, plaintiffs in the above-captioned actions amended their complaints to include allegations that the disclosures made in the Schedule 14D-9 and the Schedule TO failed to disclose all material facts about the process leading up to the execution of the Merger Agreement.

On December 19, 2011, the Company, the Company’s directors and the Offerors entered into a memorandum of understanding (the “MOU”) with the plaintiffs in the above-captioned actions reflecting an agreement in principle to settle both actions based on their agreement to include certain additional disclosures relating to the Offer and Merger in Amendment No. 2 to the Schedule 14D-9. The Company, the Company’s directors and the Offerors each have denied, and continue to deny, that they have committed or attempted to commit any violation of law or breached any duty owed to the Company and/or holders of Shares, or aided or abetted any breach of any fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in such actions, and expressly maintain that they complied with their fiduciary and other legal duties. The defendants in the actions, to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in such actions, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in the MOU. The MOU is subject to customary conditions including completion of appropriate settlement documentation, approval by the New Jersey court, and consummation of the Offer and the Merger.

The MOU provides that both actions will be dismissed with prejudice as to all defendants. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the New Jersey court, following notice to holders of Shares. There can be no assurance that the settlement will be finalized or that the court will approve the settlement.”

XIII.	Item 8 of the Schedule 14D-9 under the heading “Certain Commercialization Forecasts — Management’s Forecasts” is hereby amended by:

(27)	Amending and restating the last sentence of the 2nd paragraph thereof as follows:

“The Company’s senior management based these limited prospective commercialization forecasts on certain proprietary assumptions about the launch timing, pricing, market growth, market share, competition, the commercial life of the product candidates, the relative revenue potentials of the Company’s product candidates (including the significantly greater revenue potential of PSI-7977 relative to the Company’s other product candidates), and other relevant factors relating to the commercialization of each of the Company’s product candidates.”

(28)	Amending and restating the last sentence of the 4th paragraph thereof as follows:

“The Forecasts were not provided to Gilead, Party A or Party C.”

XIV.	Item 8 of the Schedule 14D-9 under the heading “Certain Commercialization Forecasts — Updated Forecast” is hereby amended by:

(29)	Deleting the 4th paragraph, 5th paragraph and the table thereof and inserting the following paragraph and table:

“In order to accurately reflect the evolving landscape of HCV research, the Company’s senior management prepared one forecast model and provided assumption ranges for the Board’s consideration. The following table presents certain specific material metrics that were used to generate the Updated Forecast, which, as discussed above, reflected an application of various commercialization assumptions of the Company’s senior management to an HCV therapy scenario, and also included ranges of possible deviations for each of the relevant commercialization assumptions.

	Base	Range
Diagnosis Rate	Stable initial rate increasing 10% annually starting in 2014	Stable initial rate increasing from 10% to 15% annually between 2014 and 2016, stable at 10% annual growth from 2017 to end of forecast period
Treatment Rate	Warehousing in 2012 and 2013 results in the 2011 treatment rate being halved for these years. The treatment rate then accelerates in 2014 to twice the 2011 treatment rate and remains stable through the end of the forecast period	None
US Launch Date	All genotypes (broad label) launching simultaneously in 3Q14	All genotypes (broad label) launching simultaneously from 4Q13 to 2Q15
US Price	$36,000 per course of treatment	$36,000 to $72,000 per course of treatment
EU Price	67% of US price	60% to 70% of US price
Nuc use in HCV Genotype 1 Market	90% at peak	None
Company’s Genotype 1 Share of Nuc Market	60% at peak	60 to 70% at peak
Nuc use in HCV Genotype 2/3 Market	100% at peak	None
Company’s Genotype 2/3 Share of Nuc Market	80% at peak	None

”

ITEM 9.	EXHIBITS.

XV.	Item 9 of the Schedule 14D-9 is hereby amended by:

(30)	Amending and restating the “Description” of Exhibit (e)(3) thereof as follows:

“Pharmasset, Inc. Second Amended and Restated Bylaws, as amended on March 18, 2010 (incorporated by reference to Exhibit 3.1 to the Pharmasset, Inc. Current Report on Form 8-K filed on March 22, 2010).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PHARMASSET, INC.

Dated: December 20, 2011	By:	/s/ Kurt Leutzinger
	Name:	Kurt Leutzinger
	Title:	Chief Financial Officer